Stop 7010



March 9, 2006


Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

Re: 	Juniper Group, Inc.
Registration Statement on Form SB-2
Filed February 10, 2006
File No. 333-131730

Form 10-KSB for the year ended December 31, 2004
Filed April 19, 2005
File No. 000-19170

Form 10-QSB for the quarter ended March 31, 2005
Filed May 20, 2005
File No. 000-19170

Form 10-QSB for the quarter ended June 30, 2005
Filed August 22, 2005
File No. 000-19170

Form 10-QSB for the quarter ended September 30, 2005
Filed November 23, 2005
File No. 000-19170

Dear Mr. Hreljanovic:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note that the number of shares issuable under the Debentures, the Additional Debentures, the Warrants, and the Additional Warrants is more than the number of registered shares. Please discuss your obligations under Section 2(a) of the registration rights agreement and Section 4(k) of the securities purchase agreement, including whether you are in compliance with these provisions and any related agreements. If not, discuss the consequences of such non-compliance, including whether you may have to pay any penalties, whether in cash or stock. In this regard, we note your disclosure in the risk factor entitled "If we are required for any reason to repay..."

2. Please be advised that in order to register shares issuable under the Additional Debentures and the Additional Warrants, the private transaction involving the sales of these securities must have been completed. As such, it is our position that the investors must be irrevocably bound to purchase the securities and the conditions to this purchase obligation cannot be within any investor`s control. See paragraph 3.S(b) of the Securities Act action section of the March 1999 Supplement to the Manual of Publicly Available Telephone
Interpretations. With respect to the purchase of the Additional Debentures and the Additional Warrants under Section 4(m) of the securities purchase agreement, it appears that certain of the conditions to this purchase will be within the control of the investors. In this regard, we note that it does not appear that the condition set forth in Section 7(d) of the securities purchase agreement has been satisfied, which is discussed in prior comment one. Please provide us with a detailed analysis to support a finding that the sale of these securities is complete and, therefore, registration of the underlying securities is permissible at this time.

3. Please update your financial statements and related information to the year ended December 31, 2005.

Prospectus Summary

4. Please briefly discuss the nature of the operations of your two segments and the percentage of your revenues derived from each segment.

5. Please add disclosure here and in the "Risk Factors" section that your auditors have issued a going concern opinion.
The Offering

6. We note that you intend to amend your registration statement to increase the number of registered shares. Please be advised that you may not amend your registration statement to add shares after it is effective, but rather must file a new registration statement to register the additional shares. Please revise accordingly.

Risk Factors

7. We note that many of your risk factors could apply to any issuer or any offering. See, for example and without limitation, risk factors two, four, seven, eight, 10, 13, 14, 15, 17 and 24.
Please
revise these risk factors to clearly explain how the risks specifically apply to your company or this offering. For example, quantify the risks to the extent practicable.

8. Please add risk factor disclosure regarding your accumulated losses.

Risk Relating To Our Business

9. Please revise to discuss the risks associated with your entertainment business, if material.

Our common stock trades in a limited public market...

10. The disclosure in the second paragraph does address the risk described in this subheading. Please revise accordingly.

We may not accurately estimate the costs associated with our services...

11. Please disclose the percentage of revenues derived from fixed-price contracts.

There are a large number of shares underlying our Callable
Secured...

12. Please revise to discuss the aggregate dilution that could result from all of your securities that are convertible or exercisable into shares of your common stock.

The continuously adjustable conversion price . . . could require us to issue...a substantially greater number of shares, which will cause dilution . . .

13. The reference to the current conversion price immediately preceding the table is unclear. Your summary section states that the conversion price on February 8 would have been $0.009, based on a market price on that date of $0.017. This risk factor says that the conversion price on that date was $0.017. Please revise for consistency and so that the table showing examples of the conversion price at lower market prices will be easier to understand. Please also state, in the context of this risk factor, the number of shares issuable assuming the February 8 or more recent market price.

If we are required for any reason to repay our outstanding callable secured...

14. Please disclose the amount you would be required to pay to repay the notes as of the most recent practicable date.

Equity Compensation Plan Information

15. Please identify the plans that were not approved by your stockholders.

16. Please clarify why the total amount set forth in the first column is more than the amount listed in the second line item of that column.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

17. Please delete your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These safe harbors do not apply to statements made by penny stock issuers.

18. You use the terms "Juniper," "Pictures," "JCOM" and "JSI" in this section and elsewhere in your prospectus. Please clarify the meaning of these terms, as it is not clear whether you are referring to a segment or your overall business.

19. Please disclose the information required by Item 304 of Regulation S-B.

Overview

20. Your overview consists of a description of your business. The overview section should include a discussion of the most important matters on which you focus in evaluating your financial condition and your operating performance and provide a context for the discussion and analysis of your financial statements. It should also discuss material trends and uncertainties that will have or are reasonably likely to have a material impact on your financial condition or operating performance. See SEC Release No. 33-8350. Please revise accordingly.

Results of Operations

21. It appears that you have two operating segments, but the disclosure throughout this section indicates that you have only one segment. Please reconcile.

22. Please discuss the business reasons for the changes between periods in entertainment and technology services revenues and operating costs. In doing so, please disclose the amount of each significant change in statement of income line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, such as gross margin, operating costs, and selling, general and administrative expenses, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please refer to Item 303(b) of Regulation S-B.

Liquidity and Capital Resources

23. In the "Our success is dependent on our ability to address market opportunities" risk factor you state that by adjusting your operations and development to the level of capitalization, you believe you have sufficient capital resources to meet projected cash flow deficits. Given that you have limited cash resources, a significant retained earnings deficit and no lines of credit, please describe in a comprehensive manner how you intend to adjust your operations and development to the level of capitalization. Please also disclose the capital resources that you have available to meet projected cash flow deficits.

24. Please disclose that $150,000 in convertible notes bearing interest at 18% is due and outstanding at December 31, 2004. Please also disclose the status of your negotiations to extend the payment terms and possible sources of cash to repay these notes.

25. Please update your discussion of the 2005 rollout related to the agreement with Motorola. Please also clarify the meaning of "exclusive" regarding your appointment as a "Provider for Installations and Services."

Liquidity and Capital Resources - Fiscal Year 2004 vs Fiscal Year
2003

26. We note the disclosure in the last sentence of the "Use of Proceeds" section that you have used the proceeds of your recent financing. Please expand this section to discuss how you used those proceeds.

27. We note the disclosure in the sixth paragraph. Please disclose the number of shares that you have issued in lieu of compensation.

Liquidity and Capital Resources - Nine Months Ended September 30,
2005...

28. We note the disclosure in the eighth paragraph regarding the acquisition of New Wave Communications. Please disclose the percentage of the consideration that will be paid in capital stock and the number of shares that will be issued.

Critical Accounting Policies and use of Estimates

29. Your discussion of critical accounting policies repeats the disclosure in the accounting policies note to your financial statements. The discussion of your critical accounting policies and estimates should supplement, rather than duplicate, the description of accounting policies included in the notes to your financial statements. While the accounting policies note to your financial statements should describe the method used to apply an accounting principle, the discussion of your critical accounting policies should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to SEC
Release 33-8350. Please revise your critical accounting policies accordingly and include the following in your discussion:

* How you arrived at the estimate,

* How accurate the estimate/assumption has been in the past,

* How much the estimate/assumption has changed in the past, and

* How much the estimate/assumption is reasonably likely to change in the future.

30. Given that film licenses represent 63% of your total assets and there appear to be indicators of potential impairment, you should provide a full discussion of the critical assumptions and estimates inherent in the valuation of these long-lived assets. Please discuss the underlying sales trends related to the film licenses, the gross margins you anticipate earning, and when you expect to generate positive cash flows from these long-lived assets. Please refer to SEC Release 33-8350.

Business

31. We note that the description of your business in this section is mostly limited to the technology segment of your business. Please expand your disclosure to also describe the entertainment segment of your business. In this regard, we note the description of your business set forth in the notes to your financial statements.

32. Please disclose the information required by Items 101(b)(5),
(6),
(7), (8), (9), (10) and (11) of Regulation S-B with respect to each of your segments.

General

33. Please identify the subsidiaries through which you operate your two operating segments. We encourage you to provide a graphic that illustrates your corporate structure. In this regard, we note that it appears that your technology segment operating subsidiary is indirectly owned.

Technology Services

34. The disclosure in this section assumes that the reader has a good understanding of your industry and its terminology. Please revise to describe in greater detail your products and services, and to clarify the terminology associated therewith.
Competition

35. Please identify the principal methods of competition in your industries. Please also describe in greater detail your competition`s advantages over you how this affects your competitive position within each of your industries.

Description of Properties

36. Please file your sub-lease with Entertainment Financing as an exhibit to your registration statement.

Management

37. Please disclose the employment dates for Mr. Calderhead`s prior employment.

Description of Securities to be Registered

38. Please expand the disclosure in this section to discuss the material terms of your outstanding securities, including your preferred stock and convertible securities. Please also disclose the number of shares of preferred stock outstanding and the number of shares of common stock issuable upon conversion or exercise of your outstanding convertible securities, each as of the most recent practicable date.

Plan of Distribution

39. We note the disclosure in ninth paragraph. Please be advised that you must file a post-effective amendment to your registration statement once you have been informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.

Selling Stockholders

40. Please revise the table to calculate beneficial ownership without regard to the 4.99% ownership limitation. Please also revise footnote (2) accordingly.

Financial Statements

Financial Statements for the Years Ended December 31, 2004 and
2003,
page F-2

Consolidated Statements of Income, page F-4

41. You classify preferred stock dividends as an operating expense.
Preferred stock dividends should be subtracted from net loss to determine the loss applicable to common stockholders, which may be presented on the face of the statements of operations. Please refer to SAB Topic 6:B. Please revise to eliminate preferred stock dividends from the determination of net income. Please also remove preferred stock dividends as a reconciling item on your statements of cash flows.

Consolidated Statements of Cash Flows, page F-5

42. Please separately disclose your purchases of equipment from your purchases of licenses. Please refer to SFAS 95.

43. Please tell us the factors that you considered in classifying amounts due to officers and shareholders within net cash used in operating activities.

Consolidated Statement of Shareholders` Equity, page F-6

44. Please disclose the sum of each line item of your statement of shareholders` equity in a total column. Please also disclose stock subscription receivable note transactions in your statement of shareholders` equity.

45. Please tell us why you have classified preferred stock dividends payable within shareholders equity given that the payment of this dividend appears to be a current obligation.

Note 1 - Summary of Significant Accounting Policies, page F-7

Recognition of Revenue, page F-9

46. You disclose under risk factors that a substantial portion of your revenue is derived from master service agreements that are fixed price contracts. You also disclose that under these contracts you assume the risk that the cost associated with performance may be greater than anticipated and that certain projects could result in losses. Please disclose your accounting policy for recognizing losses on contracts in those circumstances when actual costs exceed the original estimates.

Amortization of Intangibles, page F-9

47. You disclosed that goodwill in the amount of $209,106 was tested for impairment after the third quarter and that management concluded that there was no impairment. Given that you incurred net losses and generated negative cash flows in each of the last five years and you have a $20 million retained earnings deficit at year-end, the basis for your conclusion is unclear. Please provide us with a copy of your quantitative impairment analysis performed in accordance with SFAS 142. Please clearly identify the projected annual cash flows and the related assumptions, as well as the critical estimates, inherent in your analysis. Please identify and support each assumption you made in preparing your analysis. Please also ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5:CC and the going concern note to your financial statements. Please refer to SFAS 142.
Stock-based compensation, page F-11

48. You disclose the impact of your stock-based compensation plans on net income and basic and diluted earnings (loss) per share in note
11. You are required to provide this disclosure in the Summary of Significant Accounting Policies under paragraph 2(e) of SFAS 148. Please revise accordingly.

Note 2 - Accounts Receivable, page F-13

49. Please tell us the balance of accounts receivable, and related allowance for bad debts, due from Cablevision at each balance sheet date and at September 30, 2005. Please tell us the factors that you considered in determining that the net accounts receivable due from
Cablevision is collectible. Please also tell us whether any amounts billed to Cablevision have been disputed by Cablevision.

[Note 3 -] Property and Equipment, page F-13

50. You disclose that you capitalized $207,284 of website costs as property and equipment. Please disclose your accounting policy for website development costs, including the types of costs capitalized as website development costs. Please refer to EITF 00-02 for guidance.

51. Please disclose the balances of each major class of depreciable asset as of each balance sheet date. Please refer to paragraph 5 of
APB 12.

52. Please ensure that the numbering of your footnotes is in sequence.

Note 5 - Film Licenses, page F-14

53. You wrote-down the carrying amount of your film library by $95,000 and $116,000 in 2004 and 2003 and took an additional write-
down of $168,000 for the nine months ended September 30, 2005. In your summary of significant accounting policies you disclose that you recognized revenues in your entertainment business of $15,000 in
2004
and 2003 and that you curtailed efforts in the entertainment business to focus resources on your technology services business. In addition, under film licenses in your September 30, 2005 financial statements you disclose that the volume of film sales has been significantly diminished since early 1995.

Based on the limited revenues generated by your film licenses relative to their $2.3 million carrying value, it is unclear why additional write-downs were not recorded. Please disclose the key assumptions underlying your impairment analysis. Please provide us with a copy of your impairment analysis performed in accordance with
SFAS 144. Please clearly identify the projected annual cash flows and the related assumptions, as well as the critical estimates inherent in your analysis. Please identify and support each assumption you made in preparing your analysis. Please ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5:CC and the going concern note to your financial statements. Please refer to SFAS 144, which has superseded SFAS 121.

54. You disclose in 2004 that based on estimates of future revenues that approximately 44% of your unamortized film licenses will be amortized by 2007 and that greater than 74% of the film licenses will be amortized by 2009. We note that you generated only $55,000 in film revenues through September 30, 2005. Please provide us with additional information to help us understand the basis for these estimates.

55. Given the significance of your film license assets, please disclose the nature of the films in your library, the licensing terms of the films and any licensing limitations or restrictions.
Please
also provide us with an aging of the film library, which we understand comprises 77 films and 3 manuscripts. Please also disclose the estimated ultimate revenue and the expected term of this revenue, and the method used to determine the amortization amount and period. Please reference specific provisions of SOP 00-2 that support your accounting. Please also clarify in your disclosures if you employ the individual-film-forecast-computation method that is recommended by paragraph 99 of SOP 00-2, and disclose the portion of the film costs that are expected to be amortized during the upcoming operating cycle in accordance with paragraph 51 of SOP 00-2.

Note 8 - Shareholders` Equity, page F-18

56. Please disclose the redemption provisions of your 12% non-voting convertible redeemable preferred stock. Please also tell us the basis for classifying the redeemable preferred stock as equity. Please refer to SFAS 150, Rule 5-02 of Regulation S-X and SAB Topic
3:C.

57. You disclose that each holder of your 7% convertible debentures was granted warrants to purchase shares of common stock at 50% for each dollar invested at a price of $.65. Please tell us how you accounted for the value of the warrants issued. Please also tell us whether the debenture conversion feature contains an embedded derivative within the scope of SFAS 133 and EITF`s 00-19 and 01-6. If so, please provide us with a detailed discussion of the basis for your conclusion and explain how your accounting is consistent with such literature.

If not, it appears that the debentures may have a beneficial conversion feature. Please note that the effective conversion price used in your calculation of the beneficial conversion feature will be less than stated conversion price per share because the debt proceeds must first be allocated between the convertible debt and the detachable warrant using the relative fair value method. Please refer to footnote 4 to EITF 98-5. Please provide us with your calculation of the warrant valuation and your analysis of the potential beneficial conversion feature for each issuance. Please refer to EITF 98-5, EITF 00-27 and APB 14.
58. Please disclose your accounting treatment for the warrants issued in connection with the convertible debentures and the two investment advisory agreements. Please disclose the assumptions used to value the warrants issued. Please cite the accounting literature supporting your accounting.

Note 9 - Related Parties, page F-20

59. Please tell us whether the stock options exercised by your president, an officer of the company and a non-employee director under cashless exercise provisions were facilitated through a broker.
If the exercise of the stock options was not facilitated through a broker, please tell us how you accounted for the exercises.

Note 11 - Incentive Compensation Plans, page F- 24

60. We note your disclosure that you have not recognized compensation expense for options issued to non-employees for services performed.
We assume you intended to refer to employees rather than non-employees. Please revise or advise.

Note 14 - Other Investments, page F-25

61. You disclose that you had provided a 100% reserve for an investment. You also disclose that you own a 1.8% interest in NetDive, Inc. Please disclose the basis for determining the value of each of your investments based on the guidance in SFAS 115.
Please
also disclose the fair value of your investments in accordance with paragraphs 10-15 of SFAS 107.

Note 15 - Business Segment Information, page F-25

62. In your segment footnote you disclose that your business is comprised of an entertainment and technology services segment and a healthcare segment. However, in the Prospectus Summary, the Overview section of Management`s Discussion and Analysis, the Business section and in your Summary of Significant Accounting Policies you disclose that your business is composed of two segments: technology services and entertainment. Given that your revenues are primarily generated by your broadband technology business, your film licenses appear to be entertainment assets that represent a majority of your total assets and your disclosure of operating results of your healthcare segment, please tell us why you have not disclosed three reportable segments. It also appears that the chief operating decision maker allocates resources and assesses performance by these reportable segments based on your disclosure under description of business in the notes to your financial statements that the operating results of these businesses are conducted by separate wholly-owned subsidiaries.
Please refer to SFAS 131.

63. Please disclose the types of expenses included in the operating income (loss) corporate line item for each period presented and disclose why these amounts were not allocated to the other reportable segments. Please also disclose the identifiable assets included in the corporate line items for each period presented and disclose why these assets were not allocated to the other reportable segments. Please refer to paragraphs 31-32 of SFAS 131. Please also revise your Management`s Discussion and Analysis to quantify the business reasons for the change between periods in this line item as a part of your discussion of the operating income of each of your segments.

64. It is our understanding that you earn revenue from several types of dissimilar products and services. Please provide the product-line and service disclosures for each group of similar service required by paragraph 37 of SFAS 131. This disclosure should include revenues generated from installation of broadband equipment, film licensing, and installation of redundant power equipment.

Major Customers, page F-28

65. Please provide disclosure regarding the credit risks arising from the concentration of 92% and 96% of your revenues in 2004 and 2003 with Cablevision. Please refer to paragraph 15A of SFAS 107.

Financial Statements for the Nine-Month Periods Ended September
30,
2005 and 2004, page F-29

Notes Payable and Capitalized Leases, page F-39

66. Please provide us with a detailed computation of the $642,000 expense attributable to the induced conversion of your convertible debenture.

Other

67. Please tell us the facts and circumstances that you considered in determining that the acquisition of New Wave Communications represents the purchase of assets as opposed to the acquisition of a business. Please refer to the guidance in EITF 98-3.

68. If you conclude that your proposed purchase of New Wave Communications is the purchase of a business, it appears it would be a significant acquisition under Item 310(c) of Regulation S-B. If so, please provide audited financial statements of the acquiree for the periods indicated by Item 310(c)(3). Please also provide pro forma financial information showing the effects of the acquisition as required by Item 310(d) of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page II-2

69. Please revise this section to disclose the information required by Item 701 of Regulation S-B for the past three years.

70. We note the disclosure under the heading "Warrants" in Footnote
(8) to your financial statements. Please disclose the information required by Item 701 of Regulation S-B with respect to these securities.

Item 27. Exhibits, page II-4

71. It does not appear that Exhibits 2.2, 3.1, 3.2, 3.3 and 3.7 have been filed in the Exchange Act filings referenced in footnotes (1) through (3). Please revise to either identify the correct filings from which you incorporate by reference or file these documents as exhibits to your registration statement.

72. Please file the certificate of designation of the 12% non-voting convertible redeemable preferred stock as an exhibit to your registration statement.

73. It does not appear that you have filed Exhibit 10.1. Please revise accordingly.

Signatures, page II-7

74. Your registration statement must also be signed by your principal accounting officer or controller. Please revise accordingly.

Form 10-KSB for the year ended December 31, 2004

General

75. Please apply the above comments, to the extent applicable, in the preparation of future Exchange Act reports, particularly your annual report on Form 10-KSB.

Item 8A. Controls and Procedures

76. Please revise this section to comply with Items 307 and 308(c) of
Regulation S-B, as amended by SEC Release No. 33-8238, which became effective for filings made after August 14, 2003:

* Disclose the conclusions made by your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your
Form 10-KSB.

* Disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Please also comply with this comment in the section entitled "Controls and Procedures" in your Form 10-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.
77. The description of your disclosure controls and procedures set forth in the first paragraph appears to be based on the definition set forth in Rule 13a-15(e) under the Exchange Act. However, this description does not appear to fully conform to the definition in that rule as it does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and is accumulated and communicated to management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures.
In this regard, we note the disclosure in the second paragraph. Please revise accordingly. Alternatively, you can simply disclose that your certifying officers concluded that your disclosure controls and procedures were effective.

Signatures

78. Your Form 10-KSB must also be signed by your principal accounting officer or controller. Please revise accordingly. See
Instruction
G.2. to Form 10-KSB.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez, Staff Accountant, at (202)
551-
3752 or, in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Gregory Sichenzia
Mr. Yoel Goldfeder
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018
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Mr. Vlado P. Hreljanovic
Juniper Group, Inc.
March 9, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE